Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF DECEMBER 15, 2005

                                The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on December 15, 2005, at 3.00 p.m., met at its head office, with the legal quorum being present and under the chairmanship of Dr. Olavo Egydio Setubal, with the purpose of deciding on the credit and distribution of interest on capital, complementary to interest paid in respect to this financial year, in addition to the mandatory dividend for 2005, pursuant to sub-item 18.2 of the corporate bylaws, bearing in mind the maximum attributable fiscal limit for 2005.

                                Having examined the proposal, the Directors unanimously approved “ad referendum” of the General Stockholders Meeting:

1.

by April 28, 2006, complementary interest on capital of R$ 0.33 per share will be paid, less 15% income tax at source, resulting in net interest of R$ 0.2805 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

2.

the credit corresponding to the payment of this interest, which amounts to approximately 16 times the interest on capital paid on a monthly basis, will be passed through this company’s accounts on December 30, 2005, individually to each stockholder, on the basis of the shares held on December 26, 2005.

                                At the time of the approval of the financial statements of 2005, this Board of Directors may declare a further distribution of complementary interest on capital on the basis of the result reported for the 2005 fiscal year.

                                There being no further items on the agenda, the meeting was declared closed and the present minutes were transcribed, read, approved and signed by all those present. São Paulo-SP, December 15 2005. (signed) Olavo Egydio Setubal - Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Fernão Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Roberto Teixeira da Costa and Tereza Cristina Grossi Togni - Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer